Exhibit 99.2

BROOGE HOLDINGS ANNOUNCES CHANGE OF LOCATION AND TIME OF EXTRAORDINARY GENERAL MEETING TO CHANGE NAME

NEW YORK, March. 25, 2020 (GLOBE NEWSWIRE) -- Brooge Holdings Limited (NASDAQ: BROG) ("Brooge Holdings") today announced that the Extraordinary General Meeting (the “Meeting”) of Brooge Holdings Limited, a Cayman Islands exempted company (the “Company”), will now be held at the BPGIC FZE Fujairah office building, Al Rugaylat Road, Fujairah, United Arab Emirates at 10:30 a.m. Eastern Time / 6:30 p.m. Gulf Standard Time on April 7, 2020.

The Meeting cannot be held at the original time and location as a result of legal restrictions imposed in response to the coronavirus disease 2019 pandemic which will prevent a quorum from being present at the original time and location.

Attendance at the Meeting will be limited to stockholders of record and beneficial owners who provide proof of beneficial ownership as of the record date, February 19, 2020, (such as an account statement, a copy of the voting instruction card provided by a broker, bank, trustee, or nominee, or other similar evidence of ownership).

Shareholders are directed to the instructions available in both the Notice of Extraordinary General Meeting and the Notice of Adjournment of Extraordinary General Meeting on how to attend the Meeting and vote their shares, either in person or by telephone.

The Notice of Extraordinary General Meeting, the Form of Amended and Restated Memorandum and Articles of Association of the Company, the Notes to the Proxy Card for the Meeting, and the Notice of Adjournment of Extraordinary General Meeting are available at:

https://www.cstproxy.com/broogeholdingslimited/sm2020/

About Brooge Holdings Limited

Brooge Holdings Limited is an exempted company incorporated under the laws of the Cayman Islands. Brooge Holdings conducts all of its business and operations through its wholly-owned subsidiary Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), a Fujairah Free Zone Entity. BPGIC is a midstream oil storage and service provider strategically located outside the Strait of Hormuz adjacent to the Port of Fujairah in the United Arab Emirates. BPGIC’s oil storage business differentiates itself from competitors by providing its customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. For more information please visit www.broogeholdings.com.

Company Contact

Nicolaas Paardenkooper, Chief Executive Officer

Brooge Holdings Limited

Investor.relations@bpgic.com

Investor Contact

KCSA Strategic Communications

Valter Pinto / Elizabeth Barker

+1 212-896-1254 or +1 212-896-1203

BROG@kcsa.com